Exhibit 1
FOR IMMEDIATE RELEASE
August 8, 2005
Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Senior Managing Director
Tel: (TOKYO) +81-3-3348-2424
E-mail: Info-ir@nissin-f.co.jp
Notice Regarding the Establishment of the Nissin-Netage Student Entrepreneur Fund
Nissin Co., Ltd. (“the Company”) announces the joint establishment of a specialty investment fund aimed at student entrepreneurs and University-based ventures, with Netage Capital Partners, Inc. (“NCP”), a subsidiary of Netage Group, Inc. (“Netage”) and provider of entrepreneur support services through investing and consulting.
1. Purpose
     The Nissin Group (“the Group”) provides financial services suitable for owners of businesses at all stages of corporate growth and is aiming to become a corporation that contributes to the revitalization of the economy. Not limited to Japan, the Group has established a local corporation in China to develop trade between China and Japan and support businesses in both countries, and is striving to realize the Group’s [Total Financial Solution] plan for East Asia.
     Netage has provided start-up assistance to more than 40 companies in the internet business field, and the operations of its NCP subsidiary include venture capital fund management. Differing from ordinary venture capital businesses, Netage is structured to provide support ranging from the scouting of business ideas to technological research and possesses information distribution know-how for venture enterprises and students.
     This fund will merge the credit know-how and financial services of the Group with the know-how and technical development abilities of Netage, providing operation, technical and financial assistance and supporting the growth of student entrepreneurs and University-based ventures, which will in turn support the future of the Japanese economy and global society.

2. Student Entrepreneur Fund Summary
Fund Name: Nissin-Netage Student Entrepreneur Fund
Capital: 500 million yen
Investment Targets: Active student entrepreneurs, University-based ventures, etc.
Established: August 8, 2005
The Nissin-Netage Student Entrepreneur Fund is an investment business union (a voluntary union under civil law), with the Company at the center. NCP, a union member, will be tasked with fund operations. The Investment Committee, composed of the Company and NCP, will select and invest in ventures with strong growth potential.

[Netage Group Corporate Summary]
(1)	Netage Group, Inc.
Representatives:	Kiyoshi Nishikawa, Satoshi Koike
Location:	Arethuse Shibuya 3F, 23-2 Maruyama-cho, Shibuya-ku, Tokyo
Capital:	779 million yen
Operations:	Pure holding company

(2)	Netage Capital Partners, Inc.
(100% owned by Netage Group, Inc.)
Representative:	Satoshi Koike
Location:	Arethuse Shibuya 3F, 23-2 Maruyama-cho, Shibuya-ku, Tokyo
Capital:	126 million yen
Operations:	Investment, financial advising and consulting